SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), and (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(AMENDMENT NO. 2)(1)

TURNSTONE SYSTEMS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE

(Title of Class of Securities)

900423 10 4 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

(1)
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 900423 10 4                                                                                                                                                               13G

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Richard N. Tinsley

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 6,054,787 shares 6. SHARED VOTING POWER 17,526 shares 7. SOLE DISPOSITIVE POWER 6,054,787 shares 8. SHARED DISPOSITIVE POWER 17,526 shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,072,313 shares

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.1%

12.	TYPE OF REPORTING PERSON IN

ITEM 1(a).    NAME OF ISSUER:

Turnstone Systems, Inc. (“Turnstone”)

ITEM 1(b).    ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

2220 Central Expressway
Santa Clara, CA 95050

ITEM 2(a).    NAMES OF PERSONS FILING:

Richard N. Tinsley (“Mr. Tinsley”)

ITEM 2(b).    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

2220 Central Expressway
Santa Clara, CA 95050

ITEM 2(c).    CITIZENSHIP:

United States of America

ITEM 2(d).    TITLE OF CLASS OF SECURITIES:

Common Stock, par value $.001 per share (the “Common Stock”)

ITEM 2(e).    CUSIP NUMBER:

900423 10 4

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4.    OWNERSHIP (1).

(a)    AMOUNT BENEFICIALLY OWNED:

Mr. Tinsley beneficially owns an aggregate of 6,072,313 shares of the outstanding Common Stock. This number of shares includes (i) 8,763 shares of Common Stock held by Mr. Tinsley as trustee of the Richard N. Tinsley Annuity Trust I UDT dated January 11, 2000, (ii) 8,763 shares of Common Stock held by Mr. Tinsley as trustee of the Carol J. Tinsley Annuity Trust I UDT dated January 11, 2000 and (iii) 493,333 shares of Common Stock subject to options held by Mr. Tinsley that are currently exercisable or that will become exercisable within 60 days after December 31, 2002.

(b)    PERCENT OF CLASS:

The shares of Common Stock beneficially owned in the aggregate by Mr. Tinsley represent approximately 9.1% of such class.

(c)    NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(i)    SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

Mr. Tinsley has the sole power to vote or to direct the vote of 6,054,787 shares of Common Stock.

(1)	As of December 31, 2002

(ii)    SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

Mr. Tinsley has shared power to vote or to direct the vote of 17,526 shares of Common Stock.

(iii)    SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

Mr. Tinsley has the sole power to dispose or to direct the disposition of 6,054,787 shares of Common Stock.

(iv)    SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

Mr. Tinsley has shared power to vote or to direct the vote of 17,526 shares of Common Stock.

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.    CERTIFICATION.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2003

/S/ RICHARD N. TINSLEY
Richard N. Tinsley